UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Princeton Private Investments Access Fund

(Name of Subject Company (Issuer))

Princeton Private Investments Access Fund

(Name of Filing Person(s) (Issuer))

CLASS A, CLASS I, Class AA, Class II, Class C, Class T and Class L

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

74234P107 (Class A)

74234P206 (Class I)

74234P305 (Class AA)

74234P404 (Class II)

74234P602 (Class C)

74234P503 (Class T)

743234P701 (Class L)

(CUSIP Number of Class of Securities)

John L. Sabre

8000 Norman Center Drive

Suite 630

Minneapolis, MN 55437

(952) 897-5390

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

JoAnn M. Strasser, Esq.

Thompson Hine LLP

41 S. High St., Suite 1700

Columbus, OH 43215

(614) 469-3265

March 22, 2021

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$3,396,555.55 (a)	$370.56 (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.
(b)	Calculated at $109.10 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.	SUMMARY TERM SHEET.

●

As stated in the Fund’s offering documents, the Fund will buy your Class A, Class I, Class AA, Class II, Class C, Class T, and/or Class L shares of the Fund (“Shares”) at their aggregate net asset value (that is, the value of the Fund’s assets minus its liabilities divided by the number of outstanding Shares). The Fund does not impose any charges on repurchases of Shares unless the Shares are held for less than one year (in which case a 2% early repurchase fee applies). This Offer will remain open until the end of the day on April 16, 2021 at 12:00 midnight, Eastern Time, at which time the Offer is scheduled to expire (or if the Offer is extended, until any later notice due date). Net asset value will be calculated for this purpose on June 30, 2021 (the “Tender Valuation Date”). The Fund reserves the right to adjust the Tender Valuation Date to correspond with any extension of the Offer.

●	You may tender some of your Shares or all of your Shares.
●

A Fund shareholder (“Shareholder”) tendering for repurchase less than all of its Shares must maintain an account balance of the minimum investment amount applicable to the relevant Share class after the repurchase is effected. If a Shareholder tenders an amount of Shares that would cause the Shareholder’s account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum balance is maintained. The Fund may also repurchase all of the Shareholder’s Shares (see Section 4 of the Offer to Purchase).

●

If the Offer is oversubscribed by Shareholders who tender Shares, the Fund may extend the repurchase offer period, repurchase a pro rata portion of the Shares tendered or take any other action permitted by applicable law.

●

Payment for the repurchases of Shares by the Fund will be made in the form of promissory notes (the “Notes,” and each, a “Note”). Each tendering Shareholder will receive a promissory note entitling the Shareholder to receive the value of the Shareholder’s Shares determined as of the Tender Valuation Date. The Notes provided to Shareholders in payment for tendered Shares will not be transferable. The delivery of Notes will generally be made promptly (within approximately five business days) after the Expiration Date (as defined in Item 4 below). Each Note will be held by Gemini Fund Services, LLC (“GFS”) on your behalf. Upon a written request by you to GFS, GFS will mail the Note to you at the address for you as maintained in the books and records of the Fund.

●

The Note will entitle you to an initial payment in cash equal to at least 95% of the unaudited net asset value of the Shares (the “Initial Payment”). The Initial Payment will be made as of the later of (1) a period of within approximately 60 days after the Tender Valuation Date, or (2) if the Fund has requested redemptions of its capital from any underlying funds in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 95% of the aggregate amount redeemed by the Fund from the underlying funds (see Section 7 of the Offer to Purchase).

The second and final payment in respect of a promissory note (the “Post-Audit Payment”) is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Tender Valuation Date and based upon the results of the annual audit of the Fund’s financial statements for the year in which the Tender Valuation Date occurs, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund’s financial statements will be completed within 60 days after the end of the fiscal year of the Fund (March 31) and that the Post-Audit Payment will be made promptly after the completion of the audit.

●

Payments for the Notes will be made from the proceeds from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, or borrowings (if the Fund elects to borrow and such borrowing is approved by the Board).

●

Following this summary is a formal notice of the Fund’s offer to purchase your Shares. The Offer remains open to you until the end of the day on the Expiration Date. Until this time, you have the right to change your mind and withdraw your Shares from consideration for purchase. Once cancelled, Shares may be re-tendered, however, provided that such tenders are made before the notice due date by following the tender procedures described herein (see Section 6 of the Offer to Purchase).

●

If you would like the Fund to purchase your Shares and you hold your Shares directly, you should mail a Letter of Transmittal, enclosed with this Offer, to the Fund, c/o GFS, at the address listed in the Offer to Purchase, so that it is received before the end of the day on April 16, 2021, at 12:00 midnight, Eastern Time (or if the Offer is extended, by any later notice due date). If you would like the Fund to purchase your Shares and a custodian holds your Shares on your behalf, please complete and send the Letter of Transmittal to your custodian and direct your custodian to execute it and mail it to GFS at the same address by the same deadline. Of course, the net asset value of the Fund (and therefore the net asset value of the Shares held by each Shareholder) is likely to change before June 30, 2021, when the value of your Shares will be determined for purposes of calculating your purchase price. The net asset value of your Shares is determined at least monthly (see Section 5 of the Offer to Purchase).

●

As of December 31, 2020, the net asset value of the Fund was $10,111,980.55 for Class A, $43,910,538.04 for Class I, $1,116,416.22 for Class AA, $3,710,242.86 for Class II, $479,438.59 for Class C, $199,368.06 for Class T, and $8,403,126.64 for Class L. As of the same date, 828,396 Class A shares were outstanding, 3,535,166 Class I shares were outstanding, 90,975 Class AA shares were outstanding, 302,280 Class II shares were outstanding, 39,517 Class C shares were outstanding, 16,465 Class T shares were outstanding, and 693,564 Class L shares were outstanding.

If you would like to obtain the most current net asset value of your Shares, you may contact the Fund at 855.924.2454 (see Section 3 of the Offer to Purchase).

●

Please note that just as you have the right to withdraw your Shares, the Fund has the right to cancel, amend or postpone this Offer at any time before the end of the day on April 16, 2021, at 12:00 midnight, Eastern Time (or if the Offer is extended, until any later notice due date). Also realize that although the tender offer initially expires on April 16, 2021, tendering Shareholders remain investors in the Fund until June 30, 2021 (see Section 7 of the Offer to Purchase).

●	If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal by GFS. If you fail to confirm receipt of your Letter of Transmittal by GFS, there can be no assurance that your tender has been received by the Fund.

ITEM 2.	ISSUER INFORMATION.

(a) The name of the issuer is “Princeton Private Investments Access Fund.” The Fund is non-diversified, registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end management investment company, and organized as a Delaware statutory trust. The principal executive office of the Fund is located at 8000 Norman Center Drive, Suite 630, Minneapolis, MN 55437, and the phone number is (952) 897-5390.

(b) The title of the securities that are the subject of the Offer is “Class A, Class I, Class AA, Class II, Class C, Class T, and Class L shares of beneficial interest,” or portions thereof, in the Fund. As of the close of business on December 31, 2020, the net asset value of the Fund was $67,931,110.96. Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 5% of the net assets of the Fund that are tendered by and not cancelled by Shareholders as described above in Item 1.

(c) There is no established trading market for the Shares, and any transfer of a Share is strictly limited by the terms of the Fund’s Sixth Amended and Restated Agreement and Declaration of Trust dated January 8, 2019 (including previous iterations, the “Declaration of Trust”).

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is “Princeton Private Investments Access Fund.” The Fund’s principal executive office is located at 8000 Norman Center Drive, Suite 630, Minneapolis, MN 55437 and the telephone number is (952) 897-5390. The Fund’s Trustees are Jeffrey P. Greiner, G. Mike Mikan and John L. Sabre. Each Trustee’s address is c/o Princeton Fund Advisors, 8000 Norman Center Drive, Suite 630, Minneapolis, MN 55437. Mr. Sabre is an “interested person” (as defined in the 1940 Act) of the Fund because of his affiliation with the Fund’s adviser (Princeton Fund Advisors, LLC).

ITEM 4.	TERMS OF THE TENDER OFFER.

(a) (1) (i) Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 5% of the net assets of the Fund ($3,396,555.55) that are tendered by Shareholders by 12:00 midnight, Eastern Time, on April 16, 2021 (or if the Offer is extended, by any later notice due date) and not cancelled as described in Item 4(a)(1)(v).

(ii) The value of the Shares tendered to the Fund for purchase will be the net asset value as of the close of business on June 30, 2021, or, if the Offer is extended, as of any later repurchase date. See Item 4(a)(1)(v) below.

A Shareholder may tender its entire amount of Shares or a portion of its Shares. However, if a Shareholder does not tender all of such Shareholder’s Shares, the Shareholder’s remaining account balance (i.e., the Shareholder’s account balance determined as of December 31, 2020, less the dollar amount of the Shareholder’s tender) must be equal to at least the Shareholder’s minimum investment amount determined by the applicable Share class (the “Investment Minimum”). If a Shareholder tenders an amount that would cause the Shareholder’s account balance to fall below the Investment Minimum, the Fund reserves the right to reduce the amount to be purchased from such Shareholder so that the required minimum balance is maintained. If, solely as a result of a decline in the net asset value of the Fund between December 31, 2020 and June 30, 2021, the remaining account balance as of June 30, 2021, net of the amount of any tender, is below the Investment Minimum, the Fund will not reduce the amount of the tender.

Each Shareholder may tender some of their Shares (subject to their maintenance of a minimum account balance as described above). In either case, repurchases of Shares by the Fund will be made in the form of Notes. The delivery of Notes will generally be made promptly (within five business days) after the Expiration Date. Each Note will entitle a Shareholder to an initial payment in cash equal to at least 95% of the unaudited net asset value of the Shares. The Initial Payment will be made as of the later of (1) a period of within approximately 60 days after the Tender Valuation Date of June 30, 2021 or (2) if the Fund has requested redemptions of its capital from any underlying funds in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 95% of the aggregate amount redeemed by the Fund from the underlying funds. The second and final payment in respect of a Note is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Tender Valuation Date and based upon the results of the annual audit of the Fund’s financial statements for the year in which the Tender Valuation Date occurs, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund’s financial statements will be completed within 60 days after the end of the fiscal year of the Fund (March 31) and that the Post-Audit Payment will be made promptly after the completion of the audit. The Fund will not impose any charges on repurchases of Shares of the Fund unless the Shares are held for less than one year (in which case a 2% early repurchase fee applies).

(iii) The Offer is scheduled to initially expire at 12:00 midnight, Eastern Time, on April 16, 2021. Shareholders that wish to tender Shares for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Trustees.

(iv) Not applicable.

(v) At the absolute discretion of the Board of Trustees, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Shareholders of such extension. The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer. “Expiration Date” means the later of (i) April 16, 2021, at 12:00 midnight, Eastern Time or (ii) the latest time and date to which the Offer is extended. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 of the Offer to Purchase dated March 22, 2021. Shareholders will be notified of any such extension.

(vi) Until the notice due date (April 16, 2021) or any later notice due date, Shareholders have the right to change their minds and cancel any tenders of their Shares. Once a tender is cancelled, Shares may be re-tendered, provided that such tenders are made before the appropriate due date.

(vii) Shareholders wishing to tender Shares held directly pursuant to the Offer should mail a completed and executed Letter of Transmittal to the Fund, c/o Gemini Fund Services, LLC, PO Box 541150, Omaha, NE 68154. Shareholders wishing to tender shares held through a custodian should complete and send the Letter of Transmittal to the custodian and direct the custodian to execute it and mail it to GFS at the same address. The completed and executed Letter of Transmittal must be received by GFS no later than the Expiration Date. The Fund recommends that all documents be submitted to GFS by certified mail, return receipt requested. If a Shareholder elects to tender, it is the tendering Shareholder’s responsibility to confirm receipt of the Letter of Transmittal or other document by GFS. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered when it gives written notice to the tendering Shareholder of its election to purchase such Shares. Any Shareholder tendering Shares pursuant to this Offer may withdraw its tender at any time on or before the Expiration Date. To be effective, any notice of withdrawal must be timely received by GFS at the address set forth above. Such receipt should be confirmed by the Shareholder in accordance with the procedures set out in Section 5 of the Offer to Purchase. A form to use to give notice of withdrawal is included in the mailing sent Shareholders. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered when it gives written notice to the tendering Shareholder of its election to purchase such Shares. As stated in Section 3 of the Offer to Purchase, the purchase price of a Share tendered by any Shareholder will be the net asset value thereof as of the close of business on the Tender Valuation Date. If the Fund elects to extend the tender period for any reason beyond the Tender Valuation Date, for the purpose of determining the purchase price for tendered Shares the net asset value of such Shares generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer.

Shareholders may tender all or some of their Shares (subject to their maintenance of a minimum account balance as described in Section 4 of the Offer to Purchase). In either case, repurchases of Shares by the Fund will be made in the form of Notes. The delivery of Notes will generally be made promptly (within five business days) after the Expiration Date. Each Note will entitle you to an initial payment in cash equal to at least 95% of the unaudited net asset value of the Shares. The Initial Payment will be made as of the later of (1) a period of within approximately 60 days after the Valuation Date, or (2) if the Fund has requested redemptions of its capital from any underlying funds in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 95% of the aggregate amount redeemed by the Fund from the underlying funds. The second and final payment in respect of a Note is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Tender Valuation Date and based upon the results of the annual audit of the Fund’s financial statements for the year in which the Tender Valuation Date occurs, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund’s financial statements will be completed within 60 days after the end of the fiscal year of the Fund (March 31) and that the Post-Audit Payment will be made promptly after the completion of the audit. The Fund will not impose any charges on repurchases of Shares of the Fund unless the Shares are held for less than one year (in which case a 2% early repurchase fee applies).

(ix) If Interests in excess of approximately 5% of the net assets of the Fund (more than $3,396,555.55 of Shares) are duly tendered to the Fund prior to the notice due date and not cancelled prior to the notice due date, the Fund will in its sole discretion either, (a) accept any additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Fund has no present intention to accept any additional Shares.

(x) Not applicable.

(xi) The purchase of Shares pursuant to the Offer will have the effect of decreasing the size of the Fund and increasing the proportionate interest in the Fund of Shareholders who do not tender Shares. A reduction in the aggregate assets of the Fund may result in Shareholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made. Shares that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Shares on a continuous basis in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

(xii) A Shareholder who tenders all of its Shares in the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such Shareholder and such Shareholder’s adjusted tax basis in its Shares.  The amount realized will include the Shareholder’s allocable share of the Fund’s liabilities (as defined for Federal income tax purposes), if any.  Gain, if any, will be recognized by a tendering Shareholder only as and after the total proceeds received by such Shareholder exceed the Shareholder’s adjusted tax basis in its Shares. A loss, if any, will be recognized only after the tendering Shareholder has received full payment of cash.

A Shareholder’s adjusted tax basis in its Shares for purposes of determining gain or loss pursuant to the Offer is generally equal to the amount paid by the Shareholder for its Shares as adjusted by certain items. Basis is generally increased by (i) the Shareholder’s allocable share of Fund income and gain and (ii) the Shareholder’s allocable share of any Fund liabilities (as determined for U.S. federal income tax purposes). Basis is generally decreased by (i) the Shareholder’s allocable share of Fund losses, deductions, and expenses, (ii) the amount of cash distributed by the Fund to the Shareholder, (iii) the tax basis of property (other than cash), if any, distributed by the Fund to the Shareholder, and (iv) any reduction in the Shareholder’s allocable share of Fund liabilities (as determined for U.S. federal income tax purposes). Each Shareholder is urged to consult its tax advisor regarding the calculation of its adjusted tax basis.

This capital gain or loss will be short-term or long-term depending upon the Shareholder’s holding period for its Shares at the time the gain or loss is recognized.  Treasury Regulations provide that a Shareholder may have a fragmented holding period for its Shares if the Shareholder has made contributions to the Fund at different times.  However, a tendering Shareholder will recognize ordinary income to the extent such Shareholder’s allocable share of the Fund’s “unrealized receivables” or items of Fund inventory exceeds the Shareholder’s basis in such unrealized receivables or items of Fund inventory, as determined pursuant to the Treasury Regulations.  For these purposes, accrued but untaxed market discount, if any, on securities held by the Fund may be treated as an unrealized receivable with respect to the tendering

Shareholder. Moreover, interest may be imputed as ordinary income on the amount of any promissory note received by a Shareholder in exchange for some or all of its shares.

A Shareholder who tenders less than all of its Shares in the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received exceeds such Shareholder’s adjusted tax basis in its Shares.

Long-term capital gains recognized by individuals and certain other noncorporate taxpayers are generally subject to U.S. federal income tax at reduced tax rates. Short-term capital gains recognized by non-corporate taxpayers, and all capital gains recognized by corporate taxpayers, are generally taxed at ordinary income rates. Capital losses are subject to a number of limitations under the Code.

Certain Shareholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on all or a portion of their “net investment income,” which may include all or a portion of any capital gains recognized in connection with a sale of Shares pursuant to the Offer. The application of these rules to gain recognized on the disposition of an interest in a partnership such as the Fund are complex and in many respects uncertain. Shareholders are urged to consult their tax advisors regarding the applicability and calculation of the 3.8% Medicare tax to any gain recognized by them pursuant to the Offer.

To the extent the Fund owns, directly or indirectly, interests in certain “passive foreign investment companies” at the time of the closing of the Offer and certain elections have not been made, gain recognized by a Shareholder pursuant to the Offer may be treated as ordinary income earned ratably over the shorter of the period during which the shareholder held its Shares or the period during which the Fund held its shares in such entity and, for gain allocated to prior years, (i) the tax rate will be the highest in effect for that taxable year for the applicable class of taxpayer and (ii) the tax will be payable generally without regard to offsets from deductions, losses and expenses, and (iii) the Shareholder will also be subject to an interest charge for any deferred tax. Shareholders are urged to consult their tax advisors regarding these and other special rules that could affect the consequences to a Shareholder participating in the Offer.

In the event that any Shareholder recognizes a loss upon its sale of Shares pursuant to the Offer and such loss exceeds $250,000, the Fund will be required to reduce its tax basis in its assets by the amount of such loss. Such reduction would increase the amount of gain or decrease the amount of loss recognized by the Fund (and thus its shareholders) upon a later disposition of the assets to which such reduction is allocated.

The Fund may be required to withhold, for U.S. federal income taxes, a portion of the tender proceeds payable to Shareholders who fail to provide the Fund with their correct taxpayer identification numbers (TINs) or who otherwise fail to make required certifications, or if the Fund or the Shareholder has been notified by the Internal Revenue Service (“IRS”) that such Shareholder is subject to backup withholding. Certain Shareholders specified in the Code and the Treasury Regulations promulgated thereunder are exempt from backup withholding, but may be required to provide documentation to establish their exempt status. Backup withholding is not an additional tax. Any amounts withheld will be allowed as a refund or a credit against the Shareholder’s federal income tax liability if the appropriate information is provided to the IRS.

Shareholders who sell their Shares pursuant to the Offer may be subject to state, local and/or foreign taxes. All Shareholders are urged to consult their own tax advisers regarding the U.S. federal, state, local and foreign tax consequences to them of selling their Shares pursuant to the Offer.

(a) (2) Not applicable.

(b) Any Shares to be purchased from any officer, Trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Agreements and understandings involving the Fund’s securities include the Fund’s Confidential Private Offering Memorandum dated August 1, 2020, as supplemented from time to time (including previous iterations, the “Memorandum”), and the Declaration of Trust. Parties to the Declaration of Trust include the Fund’s Trustees. The Memorandum and the Declaration of Trust, which were provided or available to each Shareholder in advance of subscribing for Shares, provide that the Trustees have the discretion to determine whether the Fund will repurchase Shares from Shareholders from time to time pursuant to written tenders. The Memorandum also states that the Fund’s adviser expects that generally it will recommend to the Trustees that the Fund offer to repurchase 5% of the Fund’s Shares from Shareholders on a quarterly basis. The Trustees intend to consider the continued desirability of the Fund making quarterly offers to purchase Shares, but the Fund is not required to make any such offer.

The Fund has previously offered to repurchase Shares pursuant to written tenders, and set out below is a chart summarizing the effective dates of such offers, the maximum amounts of such offers, the aggregate amounts of Shares tendered in those offers, and the aggregate amounts of tendered Shares accepted by the Fund for purchase:

Effective Date of Offer	Maximum Amount Subject to Offer	Amount Tendered	Amount Accepted for Repurchase
September 29, 2017	$1,289,029.42	$2,070,314.31	$1,289,029.42
December 22, 2017	$1,437,682.18	$777,035.12	$777,035.12
March 21, 2018	$1,461,940.20	$403,057.68	$403,057.68
June 20, 2018	$1,639,715.29	$441,189.73	$441,189.73
September 24, 2018	$1,754,566.27	$292,050.79	$292,050.79
December 19, 2018	$2,126,373.74	$0	$0
March 20, 2019	$2,288,945.31	$57,772.60	$57,772.60
June 20, 2019	$2,748,228.75	$327,243.19	324,243.19
September 20, 2019	$2,748,228.75	$732,949.52	$732,949.52
December 20, 2019	$2,866,878.16	$665,592.14	$665,592.14
March 20, 2020	$2,288,945.31	$1,924,903.00	$1,924,903.00
June 22, 2020	$2,793,466.95	$127,919.00	$1,490,515.14
September 22, 2020	$2,994,829.05	$503,644.59	$503,644.59
March 22, 2021	$3,396,555.55	[not yet determined]	[not yet determined]

Other than as described in this Item 5, the Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Shares (whether or not legally enforceable) between: (a) the Fund, the Fund’s adviser, a Trustee or any person controlling the Fund or the Fund’s adviser; and (b) any other person.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a) The purpose of the Offer is to provide liquidity to Shareholders who hold Shares as contemplated by and in accordance with the procedures set forth in the Memorandum and the Declaration of Trust.

(b) Shares that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, in accordance with the Memorandum. The Fund currently expects that it will accept subscriptions for Shares on a continuous basis, but is under no obligation to do so, and may do so as determined by the Board of Trustees.

(c) The Fund is not aware of any plans or proposals that relate to or would result in: (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (ii) any purchase, sale or transfer of a material amount of assets of the Fund; (iii) any material change in the present dividend rate or policy or indebtedness or capitalization of the Fund; (iv) any change in the identity of the Fund’s adviser, or members of the Board, or in the management of the Fund including but not limited to, any plans or proposals to change the number or the term of members of the Board, to fill any existing vacancy on the Board or to change any material term of the Fund’s investment advisory agreement with the Fund’s adviser; (v) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (vi) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on a continuous basis in the discretion of the Fund), or the disposition of Shares (other than through periodic tender offer to purchase as described in Item 5 above, including the Offer); or (vii) any changes in the Declaration of Trust or other governing instruments or other actions that could impede the acquisition of control of the Fund, other than presently exist.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed approximately 5% of the net assets of the Fund (unless the Fund elects to purchase a greater amount as described in Item 4(a)(1)(ix)), will be paid from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, and/or borrowings (as described in paragraph (d) below).

(b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) Neither the Fund, nor the Board, has authorized borrowing to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Board, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from: (i) additional funds contributed to the Fund by existing or new Shareholders; and (ii) from a liquidation of a portion of the Fund’s portfolio assets.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date of this filing, the Fund did not own any of its Shares.

(b) Other than the issuance of Shares by the Fund in the ordinary course of business, there have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Fund’s adviser, or any person deemed to be controlling the Fund or the Fund’s adviser.

(c) Not applicable.

(d) There have been no transactions involving Shares that were effected during the past 60 days by the Fund, any member of the Board of Trustees or officers of the Fund.

(e) Not applicable.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a)        (1) The Financial Statements and independent registered public accounting firm’s report thereon contained in the Fund’s annual report dated March 31, 2020, and the Financial Statements contained in the Fund’s semi-annual report dated September 30, 2020, are incorporated by this reference. The Fund’s annual report and semi-annual report are available upon request, without charge, by calling the Fund toll-free at 855.924.2454.

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act.

(3) Not applicable.

(4) Net asset value per share as of December 31, 2020 was $12.21 for Class A, $12.42 for Class I, $12.27 for Class AA, $12.27 for Class II, $12.13 for Class C, $12.11 for Class T, and $12.12 for Class L.

(b) The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	(1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) (c)	Not applicable. None.

Item 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

(a)(1)(i).	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii).	Offer to Purchase.

(a)(1)(iii).	Form of Letter of Transmittal.

(a)(1)(iv).	Form of Notice of Withdrawal of Tender.

(a)(1)(v).	Forms of Letters from the Fund to Shareholders in connection with the Fund’s Acceptance of Tenders of Shares.

(a)(2)-(5).	Not Applicable.

(b)-(h).	Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

Princeton Private Investments Access Fund

By:	/s/John L. Sabre
Name: John L. Sabre
Title: Principal Executive Officer

March 17, 2021

EXHIBIT INDEX

EXHIBITS

(a)(1)(i).	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii).	Offer to Purchase.

(a)(1)(iii).	Form of Letter of Transmittal.

(a)(1)(iv).	Form of Notice of Withdrawal of Tender.

(a)(1)(v).	Forms of Letters from the Fund to Shareholders in connection with the Fund’s Acceptance of Tenders of Shares.

(a)(2)-(5).	Not Applicable.

(b)-(h).	Not Applicable.

Exhibit (a)(1)(i)

Cover Letter to Offer to Purchase and Letter of Transmittal

Princeton Private Investments Access Fund

If you do not want to sell your shares at this time, please disregard this notice. This is simply notification of the Fund’s tender offer.

March 22, 2021

Dear Princeton Private Investments Access Fund Shareholder:

Princeton Private Investments Access Fund (the “Fund”) is a closed-end fund which offers shares that do not have daily liquidity. To provide Fund shareholders (“Shareholders”) with periodic liquidity, the Fund offers a share repurchase program which enables Shareholders to sell shares at Net Asset Value (“NAV”) on a specific repurchase date. We have outlined important dates below related to the tender offer by the Fund.

If you are not interested in selling your shares of beneficial interest of the Fund (the “Shares”) at this time, please disregard this notice and take no action.

The tender offer period will begin on March 22, 2021 and end on April 16, 2021 (unless the offer is extended), and any Shares tendered to the Fund will be valued with effect on June 30, 2021 for purposes of calculating the purchase price of such Shares. The purpose of the tender offer is to provide liquidity to Shareholders. Shares can be redeemed by means of a tender offer only during one of the Fund’s announced tender offers. There can be no assurance that the Fund will be able to repurchase all the Shares that you tender even if you tender all the Shares that you own.

Should you wish to sell any of your Shares during this tender offer period and you hold your Shares directly, please complete and return the enclosed Letter of Transmittal to the Fund’s transfer agent, Gemini Fund Services, LLC (“GFS”) by mail. If you would like the Fund to purchase your Shares and a custodian holds your Shares on your behalf, please complete and send the Letter of Transmittal to your custodian and direct your custodian to execute it and mail it to GFS.

All requests to tender Shares must be received in good order by GFS, whether sent directly or through your custodian, by April 16, 2021, unless the offer is extended. If you elect to tender, please confirm receipt of the Letter of Transmittal by GFS by calling the Fund at 855.924.2454 or working with your custodian to contact GFS. Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting GFS, whether sent directly or through your custodian, to confirm receipt. If you fail to confirm receipt of your Letter of Transmittal by GFS, there can be no assurance that your tender has been received by the Fund.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call the Fund at 855.924.2454.

Sincerely,

Princeton Private Investments Access Fund

Exhibit (a)(1)(ii)

Offer to Purchase

PRINCETON PRIVATE INVESTMENTS ACCESS FUND

8000 Norman Center Drive

Suite 630

Minneapolis, MN 55437

DATED March 22, 2021

OFFER TO PURCHASE UP TO $3,396,555.55 IN OUTSTANDING

CLASS A, CLASS I, CLASS AA, CLASS II, CLASS C, CLASS T, AND CLASS L SHARES

OF BENEFICIAL INTEREST AT NET ASSET VALUE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY ON APRIL 16, 2021, AT 12:00 MIDNIGHT, EASTERN TIME,

UNLESS THE OFFER IS EXTENDED

If you do not want to sell your Shares at this time, please disregard this offer to purchase referred to below. This is simply notification of the Fund’s tender offer.

To the Shareholders of Princeton Private Investments Access Fund:

Princeton Private Investments Access Fund, a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the “Fund”), is offering to purchase on the terms and conditions set forth in this offer to purchase (the “Offer to Purchase”) and the related Letter of Transmittal (which together with the Offer to Purchase constitute the “Offer”) up to $3,396,555.55 of Shares pursuant to tenders by Fund shareholders (“Shareholders”) at a price equal to the net asset value as of the relevant Share class as of June 30, 2021. As used in this Offer, the term “Share,” or “Shares,” as the context requires, shall refer to the Class A, Class I, Class AA, Class II, Class C, Class T and/or Class L shares of beneficial interest of the Fund. If the Fund elects to extend the tender period for any reason beyond April 16, 2021, for the purpose of determining the purchase price for tendered Shares the net asset value of such Shares generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer. This Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Sixth Agreement and Declaration of Trust dated January 8, 2019 (including previous iterations, the “Declaration of Trust”) and the Fund’s By-Laws.

Shareholders should realize that the net asset value of the Fund (and therefore the net asset value of the Shares held by each Shareholder) likely will change between December 31, 2020 (the most recent date as of which net asset value is available) and June 30, 2021, when the value of the Shares tendered to the Fund will be determined for purposes of calculating the purchase price of such

Shares. Tendering Shareholders should also note that although the tender offer initially expires on April 16, 2021, they remain investors in the Fund until June 30, 2021, when the net asset value of their Shares is calculated. The Fund determines the net asset value monthly, based on the information it receives from the managers of the investment funds in which it invests, and may determine the net asset value more frequently. Any tendering Shareholders that wish to obtain the most current net asset value of their Shares on this basis should contact the Fund at 855.924.2454.

Shareholders wishing to tender their Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail it to the Fund (or their custodian, if applicable) in the manner set forth below.

IMPORTANT

Neither the Fund, nor Princeton Fund Advisors, LLC (the “Advisor”), nor any of the Trustees makes any recommendation to any Shareholder as to whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares, and, if so, how many Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund’s transfer agent, Gemini Fund Services, LLC:

Princeton Private Investments Access Fund

c/o Gemini Fund Services, LLC

PO Box 541150

Omaha, NE 68154

Phone: 855.924.2454

TABLE OF CONTENTS

1.	Summary Term Sheet	2
2.	Background and Purpose of the Offer	4
3.	Offer to Purchase and Price	4
4.	Amount of Tender	5
5.	Procedure for Tenders	6
6.	Withdrawal Rights	6
7.	Purchases and Payment	7
8.	Certain Conditions of the Offer	8
9.	Certain Information About the Fund	9
10.	Certain Federal Income Tax Consequences	9
11.	Miscellaneous	12

1.       Summary Term Sheet

●

As stated in the Fund’s offering documents, the Fund will buy your Class A, Class I, Class AA, Class II, Class C, Class T and/or Class L shares of the Fund (“Shares”) at their aggregate net asset value (that is, the value of the Fund’s assets minus its liabilities divided by the number of outstanding Shares). The Fund does not impose any charges on repurchases of Shares unless the Shares are held for less than one year (in which case a 2% early repurchase fee applies). This Offer will remain open until the end of the day on April 16, 2021, at 12:00 midnight, Eastern Time, at which time the Offer is scheduled to expire (or if the Offer is extended, until any later notice due date). Net asset value will be calculated for this purpose on June 30, 2021 (the “Tender Valuation Date”). The Fund reserves the right to adjust the Tender Valuation Date to correspond with any extension of the Offer.

●	You may tender some of your Shares or all of your Shares.
●

A Fund shareholder (“Shareholder”) tendering for repurchase less than all of its Shares must maintain an account balance of the minimum investment amount applicable to the relevant Share class after the repurchase is effected. If a Shareholder tenders an amount of Shares that would cause the Shareholder’s account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum balance is maintained. The Fund may also repurchase all of the Shareholder’s Shares (see Section 4).

●

If the Offer is oversubscribed by Shareholders who tender Shares, the Fund may extend the repurchase offer period and repurchase a pro rata portion of the Shares tendered or take any other action permitted by applicable law.

●

Payment for the repurchases of Shares by the Fund will be made in the form of promissory notes (the “Notes,” and each, a “Note”). Each tendering Shareholder will receive a promissory note entitling the Shareholder to receive the value of the Shareholder’s Shares determined as of the Tender Valuation Date. The Notes provided to Shareholders in payment for tendered Shares will not be transferable. The delivery of Notes will generally be made promptly (within approximately five business days) after the Expiration Date (as defined in Item 3 of the Offer). Each Note will be held by Gemini Fund Services, LLC (“GFS”) on your behalf. Upon a written request by you to GFS, GFS will mail the Note to you at the address for you as maintained in the books and records of the Fund.

●

The Note will entitle you to an initial payment in cash equal to at least 95% of the unaudited net asset value of the Shares (the “Initial Payment”). The Initial Payment will be made as of the later of (1) a period of within approximately 60 days after the Tender Valuation Date, or (2) if the Fund has requested redemptions of its capital from any underlying funds in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 95% of the aggregate amount redeemed by the Fund from the underlying funds (see Section 7).

The second and final payment in respect of a promissory note (the “Post-Audit Payment”) is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Tender Valuation Date and based upon the results of the annual audit of the Fund’s financial statements for the year in which the Tender Valuation Date occurs, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund’s financial statements will be completed within 60 days after the end of the fiscal year of the Fund (March 31) and that the Post-Audit Payment will be made promptly after the completion of the audit.

●

Payments for the Notes will be made from the proceeds from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, or borrowings (if the Fund elects to borrow and such borrowing is approved by the Board).

●

Following this summary is a formal notice of the Fund’s offer to purchase your Shares. The Offer remains open to you until the end of the day on the Expiration Date. Until this time, you have the right to change your mind and withdraw your Shares from consideration for purchase. Once cancelled, Shares may be re-tendered, however, provided that such tenders are made before the notice due date by following the tender procedures described herein (see Section 6).

●

If you would like the Fund to purchase your Shares and you hold your Shares directly, you should mail a Letter of Transmittal, enclosed with this Offer, to the Fund, c/o GFS, at the address listed in this Offer to Purchase, so that it is received before the end of the day on April 16, 2021, at 12:00 midnight, Eastern Time (or if the Offer is extended, by any later notice due date). If you would like the Fund to purchase your Shares and a custodian holds your Shares on your behalf, please complete and send the Letter of Transmittal to your custodian and direct your custodian to execute it and mail it to GFS at the same address by the same deadline. Of course, the net asset value of the Fund (and therefore the net asset value of the Shares held by each Shareholder) is likely to change before June 30, 2021, when the value of your Shares will be determined for purposes of calculating your purchase price. The net asset value of your Shares is determined at least monthly (see Section 5).

●

As of December 31, 2020, the net asset value of the Fund was $10,111,980.55 for Class A, $43,910,538.04 for Class I, $1,116,416.22 for Class AA, $3,710,242.86 for Class II, $479,438.59 for Class C, $199,368.06 for Class T, and $8,403,126.64 for Class L. As of the same date, 828,396 Class A shares were outstanding, 3,535,166 Class I shares were outstanding, 90,975 Class AA shares were outstanding, 302,280 Class II shares were outstanding, 39,517 Class C shares were outstanding, 16,465 Class T shares were outstanding, and 693,564 Class L shares were outstanding.

If you would like to obtain the most current net asset value of your Shares, you may contact the Fund at 855.924.2454 (see Section 3).

●

Please note that just as you have the right to withdraw your Shares, the Fund has the right to cancel, amend or postpone this Offer at any time before the end of the day on April 16, 2021, at 12:00 midnight, Eastern Time (or if the Offer is extended, until any later notice due date).  Also realize that although the tender offer initially expires on April 16, 2021, tendering Shareholders remain investors in the Fund until June 30, 2021 (see Section 7).

●	If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal by GFS. If you fail to confirm receipt of your Letter of Transmittal by GFS, there can be no assurance that your tender has been received by the Fund.

2.       Background and Purpose of the Offer.

The purpose of the Offer is to provide liquidity to Shareholders who hold Shares as contemplated by and in accordance with the procedures set forth in the Private Offering Memorandum of the Fund dated August 1, 2020 and as supplemented from time to time (including previous iterations, the “Memorandum”), and the Declaration of Trust. The Memorandum and the Declaration of Trust, which were provided or available to each Shareholder in advance of subscribing for Shares, provide that the Trustees have the discretion to determine whether the Fund will repurchase Shares from Shareholders from time to time pursuant to written tenders. The Memorandum also states that the Advisor expects that generally it will recommend to the Trustees that the Fund offer to repurchase 5% of the Fund’s shares from Shareholders on a quarterly basis. Because there is no secondary trading market for Shares and transfers of Shares are generally prohibited without prior approval of the Fund, the Trustees have determined, after consideration of various matters, including, but not limited to, those set forth in the Memorandum, that the Offer is in the best interests of Shareholders to provide liquidity for Shares as contemplated in the Memorandum and the Declaration of Trust. The Trustees intend to consider the continued desirability of the Fund making quarterly offers to purchase Shares, but the Fund is not required to make any such offer.

The purchase of Shares pursuant to the Offer will have the effect of decreasing the size of the Fund and increasing the proportionate interest in the Fund of Shareholders who do not tender Shares. A reduction in the aggregate assets of the Fund may result in Shareholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made.

Shares that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Shares on a continuous basis in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

3.       Offer to Purchase and Price.

The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to $3,396,555.55 in value of those outstanding Shares that are properly tendered by and not withdrawn (in accordance with Sections 5 and 6 below) before the end of the day on April 16, 2021, at 12:00 midnight, Eastern Time. The purchase price of a Share tendered will be its net asset value as of the close of business on the Tender Valuation Date or, if the Fund elects to extend the tender period beyond the Tender Valuation Date, the purchase price of a Share tendered will be its net asset value as of the close of business on the last business day of the month in which the tender offer actually expires, payable as set forth in Section 7. The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer. “Expiration Date” means the later of (i) April 16, 2021, at 12:00 midnight, Eastern Time, or (ii) the latest time and date to which the Offer is extended. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below.

As of the close of business on December 31, 2020, the net asset value per share of the Fund was $12.21 for Class A, $12.42 for Class I, $12.27 for Class AA, $12.27 for Class II, $12.13 for Class C, $12.11 for Class T, and $12.12 for Class L.

The Fund determines its net asset value at least monthly and may determine its net asset value more frequently. Shareholders may obtain the most current information regarding the net asset value of their Shares by contacting the Fund at 855.924.2454. Of course, the net asset value of the Fund (and therefore the net asset value of the Shares held by each Shareholder) likely will change between December 31, 2020 and June 30, 2021, when the value of the Shares tendered by Shareholders will be determined for purposes of calculating the purchase price of such Shares and the time that Shareholders will cease to be Shareholders in the Fund.

4.       Amount of Tender.

Subject to the limitations set forth below, Shareholders may tender all or some of their Shares. However, if a Shareholder does not tender all of such Shareholder’s Shares, the Shareholder’s remaining account balance (i.e., the Shareholder’s account balance determined as of December 31, 2020, less the dollar amount of the Shareholder’s tender) must be equal to at least the Shareholder’s minimum investment amount as determined by the relevant Share class. If a Shareholder tenders an amount that would cause the Shareholder’s account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such Shareholder so that the required minimum balance is maintained. If, solely as a result of a decline in the net asset value of the Fund between December 31, 2020 and June 30, 2021, your remaining account balance as of June 30, 2021, net of the amount of any tender you have made, is below the required minimum, the Fund will not reduce the amount of your tender. The Offer is being made to all Shareholders and is not conditioned on any minimum amount or number of Shares being tendered.

If the amount of the Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to $3,396,555.55 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If more than $3,396,555.55 of Shares are duly tendered to the Fund before the expiration of the Offer and not withdrawn pursuant to Section 6 below, the Fund will, in its sole discretion, either (a) accept any additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Fund has no present intention to accept any additional Shares. The Offer may be extended, amended or canceled in various other circumstances described in Section 8 below.

5.       Procedure for Tenders.

Shareholders wishing to tender Shares pursuant to the Offer should, either directly or through their custodian, mail a completed and executed Letter of Transmittal to the Fund, c/o Gemini Fund Services, LLC, PO Box 541150, Omaha, NE 68154. The completed and executed Letter of Transmittal must be received by GFS no later than the Expiration Date. The Fund recommends that all documents be submitted to GFS by certified mail, return receipt requested. If a Shareholder elects to tender, it is the tendering Shareholder’s responsibility to confirm receipt of the Letter of Transmittal or other document by GFS.

Shareholders are responsible for confirming receipt of a Letter of Transmittal and, therefore, must contact the Fund at the address and phone number set forth. Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting the Fund to confirm receipt. If you fail to confirm receipt of your Letter of Transmittal, there can be no assurance that your tender has been received by the Fund. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares, including, but not limited to, the failure of GFS to receive the Letter of Transmittal or any other document. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender or withdrawal with respect to any particular Share(s) or any particular Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund nor the Advisor nor Trustees of the Fund shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

6.       Withdrawal Rights.

Any Shareholder tendering Shares pursuant to this Offer may withdraw its tender at any time on or before the Expiration Date. To be effective, any notice of withdrawal must be timely received by GFS at the address set forth. Such receipt should be confirmed by the Shareholder in accordance with the procedures set out in Section 5 above. A form to use to give notice of withdrawal is included and also available by calling the Fund at the phone number indicated above. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may again be tendered prior to the Expiration Date by following the procedures described in Section 5. You are responsible for confirming that any notice of withdrawal is received by GFS. If you fail to confirm receipt of a notice of withdrawal by GFS, there can be no assurance that any withdrawal you may make will be honored by the Fund.

7.       Purchases and Payment.

For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered when it gives written notice to the tendering Shareholder of its election to purchase such Shares. As stated in Section 3 above, the purchase price of a Share tendered by any Shareholder will be the net asset value thereof as of the close of business on the Tender Valuation Date. If the Fund elects to extend the tender period for any reason beyond the Tender Valuation Date, for the purpose of determining the purchase price for tendered Shares, the net asset value of such Shares generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer.

Shareholders may tender all or some of their Shares (subject to their maintenance of a minimum account balance as described in Section 4 above). In either case, repurchases of Shares by the Fund will be made in the form of Notes. The delivery of Notes will generally be made promptly (within five business days) after the Expiration Date. Each Note will be held by GFS on your behalf. Upon a written request by you to GFS, GFS will mail the Note to you at the address for you as maintained in the books and records of the Fund. Each Note will entitle you to an initial payment in cash equal to at least 95% of the unaudited net asset value of the Shares. The Initial Payment will be made as of the later of (1) a period of within approximately 60 days after the Tender Valuation Date, or (2) if the Fund has requested redemptions of its capital from any underlying funds in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 95% of the aggregate amount redeemed by the Fund from the underlying funds. The second and final payment in respect of a Note is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date and based upon the results of the annual audit of the Fund’s financial statements for the year in which the Valuation Date occurs, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund’s financial statements will be completed within 60 days after the end of the fiscal year of the Fund (March 31) and that the Post-Audit Payment will be made promptly after the completion of the audit. The Fund will not impose any charges on repurchases of Shares of the Fund unless the Shares are held for less than one year (in which case a 2% early repurchase fee applies).

The cash payments described above (the “Cash Payments”) will be made by ACH transfer directly to an account designated by the tendering Shareholder. If such Shareholder does not provide account information, the Cash Payments will be sent directly to such Shareholder’s mailing address as listed in the Fund’s records, unless such Shareholder advises the Fund in writing of a change in its mailing address.

The Fund will seek to obtain cash in the aggregate amount necessary to pay the purchase price for Shares acquired pursuant to the Offer from several potential sources, including cash on hand, the proceeds of withdrawals and redemptions from underlying investment funds held by the Fund, borrowings and the proceeds of sales of new Shares. There can be no assurances, however, that there will not be delays in the making of any of the Cash Payments provided for above. This may occur, among other reasons, if underlying investment funds are unable to liquidate their portfolio securities because of market disruptions or because underlying investment funds impose limitations, or “gates,” on the amount that Shareholders may withdraw or redeem, or otherwise delay making payments to withdrawing or redeeming Shareholders, or because the Fund has been precluded from borrowing under a credit facility either because of a default by the Fund, or a failure by the Fund to satisfy a borrowing condition or because of a failure by the lender to honor a drawdown.

8.       Certain Conditions of the Offer.

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Fund elects to extend the tender period for any reason beyond the Tender Valuation Date, for the purpose of determining the purchase price for tendered Shares, the net asset value of such Shares generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the Trustees’ judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or the Shareholders if Shares tendered pursuant to the Offer were purchased; or (c) the independent Trustees of the Fund determine that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer. If conditions qualifying as war or armed hostilities as expressed in Section 8(b)(v) above occur (and, at present, the Fund does not believe these conditions exist), and the Trustees waive the Fund’s rights under this Section 8, they will determine whether such waiver constitutes a material change to the Offer. If they determine that it does, the Offer will remain open for at least five business days following the waiver and Shareholders will be notified of this occurrence.

9.       Certain Information About the Fund.

The Fund is non-diversified, registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end management investment company, and is organized as a Delaware statutory trust. The Fund’s principal executive office is located at 8000 Norman Center Drive, Suite 630, Minneapolis, MN 55437, and the telephone number is (952) 897-5390. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Memorandum and Declaration of Trust. The Fund’s Trustees are Jeffrey P. Greiner, G. Mike Mikan and John L. Sabre. Each Trustee’s address is c/o Princeton Fund Advisors, LLC, 8000 Norman Center Drive, Suite 630, Minneapolis, MN 55437. Mr. Sabre is an “interested person” (as defined in the 1940 Act) of the Fund because of his affiliation with the Fund’s adviser (Princeton Fund Advisors, LLC).

The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on a continuous basis in the discretion of the Fund) or the disposition of Shares, other than as disclosed in the Memorandum; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Fund’s adviser or Trustees of the Fund, or in the management of the Fund, including, but not limited to, any plans or proposals to change the number or the term of the Trustees of the Fund, to fill any existing vacancy (if any) for a Trustee of the Fund or to change any material term of the investment advisory arrangements with the Fund’s adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Trustees determine may be necessary or appropriate to fund any portion of the purchase price for Shares acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the Declaration of Trust or other actions that may impede the acquisition of control of the Fund by any person, other than those that currently exist.

Other than the issuance of Shares by the Fund in the ordinary course of business, during the past 60 days, there were no transactions involving the Shares that were effected by the Fund, the Fund’s adviser, the Trustees or any person controlling the Fund or controlling the Fund’s adviser.

10.       Certain Federal Income Tax Consequences.

The following discussion is a general summary of the U.S. federal income tax consequences of the purchase of Shares by the Fund from Shareholders pursuant to the Offer. This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, (the “Code”), U.S. Treasury Regulations, administrative rulings and court decisions, all as in effect or in existence as of the date hereof and all of which are subject to change or differing interpretations by the Internal Revenue Service (“IRS”) or a court, possibly with retroactive effect, which may result in U.S. federal income tax consequences different from those described below. We have not sought, nor will we seek, any ruling from the IRS, or any other tax authority, with respect to the statements made and the conclusions reached in this discussion. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This summary addresses only Shares that are held as “capital assets” (generally, property held for investment purposes) and does not address all of the tax consequences that may be relevant to Shareholders in light of their particular circumstances or to certain types of Shareholders subject to special treatment under the Code, including, without limitation, (i) certain banks or other financial institutions, (ii) real estate investment trusts, (iii) regulated investment companies, (iv) insurance companies, (v) broker-dealers, (vi) traders in securities who elect for U.S. federal income tax purposes to apply a mark-to-market method of accounting for their securities holdings, (vii) tax-exempt organizations and retirement plans, (viii) individual retirement accounts and tax-deferred accounts, (ix) former citizens or long-term residents of the United States, (x) partnerships or other entities classified as partnerships for U.S. federal income tax purposes or their partners, (xi) “U.S. holders” (as defined below) whose functional currency is other than the U.S. dollar, (xii) persons subject to the alternative minimum tax, (xiii) Shareholders whose taxable year is other than the calendar year, (xiv) persons that hold Shares as a position in a “straddle” or as a part of a “hedging,” “conversion,” “constructive sale” or integrated transaction for U.S. federal income tax purposes, or (xv) persons that received their Shares through the exercise of employee options or otherwise as compensation. In addition, except as otherwise specifically noted, this discussion applies only to “U.S. holders.”

This summary also does not address the state, local or foreign tax consequences of participating in the Offer. This summary assumes that the Fund is and will remain a partnership for U.S. federal income tax purposes for the taxable year that includes each purchase of Shares pursuant to the Offer.

All Shareholders should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

For purposes of this discussion, a “U.S. holder” means a beneficial owner of our Shares that is: (i) an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes); (ii) a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect under current U.S. Treasury Regulations to be treated as a “United States person.”

A Shareholder who tenders all of its Shares in the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such Shareholder and such Shareholder’s adjusted tax basis in its Shares.  The amount realized will include the Shareholder’s allocable share of the Fund’s liabilities (as defined for Federal income tax purposes), if any.  Gain, if any, will be recognized by a tendering Shareholder only as and after the total proceeds received by such Shareholder exceed the Shareholder’s adjusted tax basis in its Shares. A loss, if any, will be recognized only after the tendering Shareholder has received full payment of cash.

A Shareholder’s adjusted tax basis in its Shares for purposes of determining gain or loss pursuant to the Offer is generally equal to the amount paid by the Shareholder for its Shares as adjusted by certain items. Basis is generally increased by (i) the Shareholder’s allocable share of Fund income and gain and (ii) the Shareholder’s allocable share of any Fund liabilities (as determined for U.S. federal income tax purposes). Basis is generally decreased by (i) the Shareholder’s allocable share of Fund losses, deductions, and expenses, (ii) the amount of cash distributed by the Fund to the Shareholder, (iii) the tax basis of property (other than cash), if any, distributed by the Fund to the Shareholder, and (iv) any reduction in the Shareholder’s allocable share of Fund liabilities (as determined for U.S. federal income tax purposes). Each Shareholder is urged to consult its tax advisor regarding the calculation of its adjusted tax basis.

This capital gain or loss will be short-term or long-term depending upon the Shareholder’s holding period for its Shares at the time the gain or loss is recognized.  Treasury Regulations provide that a Shareholder may have a fragmented holding period for its Shares if the Shareholder has made contributions to the Fund at different times.  However, a tendering Shareholder will recognize ordinary income to the extent such Shareholder’s allocable share of the Fund’s “unrealized receivables” or items of Fund inventory exceeds the Shareholder’s basis in such unrealized receivables or items of Fund inventory, as determined pursuant to the Treasury Regulations.  For these purposes, accrued but untaxed market discount, if any, on securities held by the Fund may be treated as an unrealized receivable with respect to the tendering Shareholder. Moreover, interest may be imputed as ordinary income on the amount of any promissory note received by a Shareholder in exchange for some or all of its shares.

A Shareholder who tenders less than all of its Shares in the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received exceeds such Shareholder’s adjusted tax basis in its Shares.

Long-term capital gains recognized by individuals and certain other noncorporate taxpayers are generally subject to U.S. federal income tax at reduced tax rates. Short-term capital gains recognized by non-corporate taxpayers, and all capital gains recognized by corporate taxpayers, are generally taxed at ordinary income rates. Capital losses are subject to a number of limitations under the Code.

Certain Shareholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on all or a portion of their “net investment income,” which may include all or a portion of any capital gains recognized in connection with a sale of Shares pursuant to the Offer. The application of these rules to gain recognized on the disposition of an interest in a partnership such as the Fund are complex and in many respects uncertain. Shareholders are urged to consult their tax advisors regarding the applicability and calculation of the 3.8% Medicare tax to any gain recognized by them pursuant to the Offer.

To the extent the Fund owns, directly or indirectly, interests in certain “passive foreign investment companies” at the time of the closing of the Offer and certain elections have not been made, gain recognized by a Shareholder pursuant to the Offer may be treated as ordinary income earned ratably over the shorter of the period during which the shareholder held its Shares or the period during which we held our shares in such entity and, for gain allocated to prior years, (i) the tax rate will be the highest in effect for that taxable year for the applicable class of taxpayer and (ii) the tax will be payable generally without regard to offsets from deductions, losses and expenses, and (iii) the Shareholder will also be subject to an interest charge for any deferred tax. Shareholders are urged to consult their tax advisors regarding these and other special rules that could affect the consequences to a Shareholder participating in the Offer.

In the event that any Shareholder recognizes a loss upon its sale of Shares pursuant to the Offer and such loss exceeds $250,000, the Fund will be required to reduce its tax basis in its assets by the amount of such loss. Such reduction would increase the amount of gain or decrease the amount of loss recognized by the Fund (and thus its shareholders) upon a later disposition of the assets to which such reduction is allocated.

The Fund may be required to withhold, for U.S. federal income taxes, a portion of the tender proceeds payable to Shareholders who fail to provide the Fund with their correct taxpayer identification numbers (TINs) or who otherwise fail to make required certifications, or if the Fund or the Shareholder has been notified by the Internal Revenue Service (“IRS”) that such Shareholder is subject to backup withholding. Certain Shareholders specified in the Code and the Treasury Regulations promulgated thereunder are exempt from backup withholding, but may be required to provide documentation to establish their exempt status. Backup withholding is not an additional tax. Any amounts withheld will be allowed as a refund or a credit against the Shareholder’s federal income tax liability if the appropriate information is provided to the IRS.

Shareholders who sell their Shares pursuant to the Offer may be subject to state, local and/or foreign taxes. All Shareholders are urged to consult their own tax advisers regarding the U.S. federal, state, local and foreign tax consequences to them of selling their Shares pursuant to the Offer.

11.       Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting the Fund at the address and phone number set forth above or from the SEC’s website, http://www.sec.gov. For a fee, a copy may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, DC 20549.

Exhibit (a)(1)(iii)

Form of Letter of Transmittal

LETTER OF TRANSMITTAL

Regarding Shares of

PRINCETON PRIVATE INVESTMENTS ACCESS FUND

Tendered Pursuant to the Offer to Purchase

Dated March 22, 2021

If you do not wish to sell any of your Shares, please disregard this Letter of Transmittal.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT, AND THIS LETTER OF TRANSMITTAL MUST BE RECEIVED BY GEMINI FUND SERVICES, LLC. BY, THE END OF THE DAY ON APRIL 16, 2021, AT 12:00 MIDNIGHT, EASTERN TIME, UNLESS THE OFFER IS EXTENDED.

Complete This Letter Of Transmittal And Mail To:

Princeton Private Investments Access Fund

c/o Gemini Fund Services, LLC

PO Box 541150

Omaha, NE 68154

For additional information:

Phone: 855.924.2454

PRINCETON PRIVATE INVESTMENTS ACCESS FUND

Ladies and Gentlemen:

The undersigned hereby tenders to Princeton Private Investments Access Fund, a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the “Fund”), the shares of beneficial interest of the Fund (“Shares”) held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated March 22, 2021 (the “Offer to Purchase”), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together with the Offer to Purchase constitute the “Offer”). The tender and this Letter of Transmittal are subject to all the terms and conditions set forth in the Offer to Purchase, including, but not limited to, the absolute right of the Fund to reject any and all tenders determined by it, in its sole discretion, not to be in the appropriate form.

The undersigned hereby sells to the Fund the Shares tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the Shares tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase the Shares tendered hereby. The undersigned recognizes that, if the Offer is oversubscribed, not all of the undersigned’s Shares will be purchased.

The undersigned acknowledges that the method of delivery of any documents is at the election and the complete risk of the undersigned, including, but not limited to, the failure of the Fund’s transfer agent, Gemini Fund Services, LLC (“GFS”), to receive this Letter of Transmittal or any other document. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived.

Shareholders are responsible for confirming receipt of this Letter of Transmittal and, therefore, must contact the Fund at the address and phone number set forth above. Please allow 48 hours for this Letter of Transmittal to be processed prior to contacting the Fund to confirm receipt. If you fail to confirm receipt of this Letter of Transmittal, there can be no assurance that your tender has been received by the Fund.

Payment of the purchase price for the Shares of the undersigned, as described in Section 7 of the Offer to Purchase, will consist of a promissory note that will be held for the undersigned by GFS. Cash payments due pursuant to the promissory note will be deposited directly to the account designated by the undersigned. If such Shareholder does not provide account information, the cash payments will be sent directly to such Shareholder’s mailing address as listed in the Fund’s records, unless such Shareholder advises the Fund in writing of a change in its mailing address.

All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 7 of the Offer to Purchase, this tender is irrevocable.

Part 1. Name:
Name of Shareholder:
Fund Number/Fund Name/Share Class:
Account Number:1
SS# or Tax ID #:	Phone #:
Part 2. Amount of Shares of the Fund to be Tendered (check one):
☐ All Shares
☐ # Shares (including Class):
The undersigned understands that if the undersigned tenders an amount that would cause the undersigned’s account balance to fall below the minimum account balance applicable to the relevant Share class, the Fund reserves the right to reduce the amount to be purchased from the undersigned so that the minimum account balance is maintained.
Amounts payable are subject to proration as described in the Offer to Purchase.
Part 3. Payment of Amount Due under Note (check one):
☐ Please ACH note payment proceeds to the account set forth in the Shareholder’s subscription material.
☐ Please ACH note payment proceeds to the account set forth below: Bank Name: Bank Address: ABA #: Account Name: Account # Account Type (i.e., checking or savings):

1 Please complete a separate form for each account for which investor wishes to tender shares.

Part 4. Signature(s):

Shareholder Signature

Name of Shareholder:
Signature:		Day	Month	Year
(Signature of Authorized Signatory)

(Title/Capacity of Authorized Signatory, if entity shareholder)
(If two signatures are required, both must sign)
Signature:		Day	Month	Year
(Signature of Authorized Signatory)

(Title/Capacity of Authorized Signatory, if entity shareholder)

Medallion Signature Guarantee

Custodian Signature (for custodial accounts)

Name of Custodian:
Signature:		Day	Month	Year
(Signature of Authorized Signatory)

(Title/Capacity of Authorized Signatory)

Medallion Signature Guarantee

Exhibit (a)(1)(iv)

Form of Notice of Withdrawal of Tender

NOTICE OF WITHDRAWAL OF TENDER

Regarding Shares of

PRINCETON PRIVATE INVESTMENTS ACCESS FUND

Tendered Pursuant to the Offer to Purchase

Dated March 22, 2021

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT, AND THIS NOTICE OF WITHDRAWAL MUST BE RECEIVED BY GEMINI FUND SERVICES, LLC BY, THE END

OF THE DAY ON APRIL 16, 2021, AT 12:00 MIDNIGHT, EASTERN TIME, UNLESS THE OFFER IS EXTENDED.

Complete This Notice Of Withdrawal And Mail To:

Princeton Private Investments Access Fund

c/o Gemini Fund Services, LLC

PO Box 541150

Omaha, NE 68154

For additional information:

Phone: 855.924.2454

You are responsible for confirming that this Notice is received by Gemini Fund Services, LLC. If you fail to confirm receipt of this Notice, there can be no assurance that your withdrawal will be honored by the Fund.

PRINCETON PRIVATE INVESTMENTS ACCESS FUND

Ladies and Gentlemen:

Please withdraw the tender previously submitted by the undersigned in a Letter of Transmittal.

Shareholder Signature

Name of Shareholder:
Signature:		Day	Month	Year
(Signature of Authorized Signatory)

(Title/Capacity of Authorized Signatory, if entity shareholder)
(If two signatures are required, both must sign)
Signature:		Day	Month	Year
(Signature of Authorized Signatory)

(Title/Capacity of Authorized Signatory, if entity shareholder)

Medallion Signature Guarantee

Custodian Signature (for custodial accounts)

Name of Custodian:
Signature:		Day	Month	Year
(Signature of Authorized Signatory)

(Title/Capacity of Authorized Signatory)

Medallion Signature Guarantee

Exhibit (a)(1)(v)

Forms of Letters from the Fund to Shareholders in connection with Acceptance of Offers of Tender

Princeton Private Investments Access Fund

This letter is being sent to you if you tendered shares of the Fund.

Dear Shareholder:

Princeton Private Investments Access Fund (the “Fund”) has received and accepted your tender request.

Because you have tendered shares of the Fund (“Shares”) and the Fund has purchased all or a part of your Shares, you have been issued a non-interest bearing, non-transferable promissory note (the “Note”), entitling you to receive an initial payment in an amount equal to at least 95% of the value of the purchased Shares based on the unaudited net asset value of the Fund as of June 30, 2021, in accordance with the terms of the tender offer (the “Initial Payment”). The Note is held by Gemini Fund Services, LLC, the Fund’s transfer agent, on your behalf. Once payment has been made to you in full under the terms of the Note, the Note will be cancelled.

The Initial Payment will be made as of the later of (1) a period of within 60 days after the June 30, 2021 valuation date, or (2) if the Fund has requested redemptions of its capital from any underlying funds in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 95% of the aggregate amount redeemed by the Fund from the underlying funds. The second and final payment in respect of the Note (the “Post-Audit Payment”) is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the June 30, 2021 valuation date and based upon the results of the annual audit of the Fund’s financial statements for the year in which the valuation date occurred, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund’s financial statements will be completed within 60 days after the end of the fiscal year of the Fund (March 31st) and that the Post-Audit Payment will be made promptly after the completion of the audit.

In the event that it is later determined, subsequent to the tender offer’s valuation date of June 30, 2021 that the tender offer was oversubscribed, the amount of the promissory note issued to you may be reduced in accordance with the terms of the Offer to Purchase to reflect your proportional unit of the aggregate tender offer amounts payable by the Fund. In that case, you will remain an investor in the Fund with respect to your Shares that are not purchased.

Payments of cash in respect of the promissory note will be sent via ACH transfer directly into the account you have designated.

Should you have any questions, please feel free to contact the Fund at 855.924.2454.

Sincerely,

Princeton Private Investments Access Fund

Princeton Private Investments Access Fund

This letter is being sent to you if you tendered shares of the Fund – Payment of Cash Amount.

Dear Shareholder:

Enclosed is a statement showing the breakdown of your account after the withdrawal resulting from the repurchase of the requested shares (“Shares”) of Princeton Private Investments Access Fund (the “Fund”).

Because you tendered Shares, you have previously been issued a promissory note, entitling you to receive an initial payment of at least 95% of the repurchase price [(as adjusted by the Fund due to any oversubscription of the tender offer)] based on the net asset value of the Fund, determined as of June 30, 2021, in accordance with the terms of the tender offer. A cash payment of approximately 95% of the repurchase price is being sent via ACH transfer directly into the account you have designated. The remaining value owed under the promissory note will be determined after the annual audit of the Fund’s financial statements is completed (within 60 days after the end of the fiscal year of the Fund (March 31)) and that remaining payment will be made promptly after the completion of the audit.

Should you have any questions, please feel free to contact the Fund at 855.924.2454.

Sincerely,

Princeton Private Investments Access Fund

Enclosure